EXHIBIT 4.13

ENGLISH LANGUAGE SUMMARY OF THE MATERIAL PROVISIONS OF THE

CONTRACT FOR THE SUBSCRIPTION OF SHARES

OF PASA PARTICIPAÇÕES S.A.,

DATED AS OF JANUARY 25, 2011,

AMONG BRATEL BRASIL S.A., PASA PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ TELECOMUNICAÇÕES LTDA. AND, AS INTERVENING PARTIES, PORTUGAL TELECOM, SGPS S.A., TELEMAR PARTICIPAÇÕES S.A., AG TELECOM PARTICIPAÇÕES S.A. AND LUXEMBURGO PARTICIPAÇÕES S.A.

•                  Issue of Shares, Price, and Waiver of Preemptive Rights:  Pasa Participações S.A. (the “Issuer”), with the consent of Andrade Gutierrez Telecomunicações Ltda. (“AG Telecomunicações”), who waived its preemptive right to subscribe for shares of the Issuer, agreed to issue, and Bratel Brasil S.A. (the “Acquirer”), an affiliate of Portugal Telecom, agreed to subscribe, 148,131,391 ordinary shares of the Issuer, or 30.31% of its resulting voting and total share capital after such share issue, for a total consideration of R$1,370,000,001.48, or R$9.24854612 per share. In accordance with the contract, the proceeds from the payment of such new shares were used directly and indirectly by the Issuer and its subsidiaries, AG Telecom Participações S.A. and Luxemburgo Participações S.A., to fund their investments in CTX Participações S.A., Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNLP”) and/or Telemar Norte Leste S.A. (“Telemar”) in the context of the implementation of the strategic partnership between Portugal Telecom and Oi.  The subscription was subject to a number of conditions, including the concurrent acquisitions and/or subscriptions of shares of the Issuer, EDSP75 Participações S.A., TmarPart, TNLP and Telemar so as to guarantee that the Acquirer would hold a minimum direct and indirect interest in Telemar of 22.38%.

•                  Indemnification:  AG Telecomunicações agreed to indemnify the Acquirer, among certain other circumstances, for liabilities arising from breaches of representations and warranties, certain liabilities of the Issuer stemming from facts, acts or omissions that took place up to the date of the closing (other than those identified in the applicable financial statements) and dispossession of or defects in the title to the shares. AG Telecomunicações’ indemnification obligation is limited to a five-year period and it is capped at the subscription price (except with respect to breach of certain representations and warranties and the dispossession of or defects in the title to the shares which shall follow their respective statute of limitation and it is not subject to a cap).  The Acquirer agreed to indemnify AG Telecomunicações for breaches of representations and warranties relating to the Acquirer.

•                  Representations, Warranties and Agreements:  The contract contained customary representations, warranties and agreements typical of merger and acquisition transactions.

•                  Termination:  The contract allowed the Acquirer and AG Telecomunicações to terminate it under specified circumstances.  It also provides for automatic termination in certain extraordinary circumstances, such as bankruptcy of any of the parties.  The agreement was not terminated, and the transaction closed on March 28, 2011.

•                  Governing Law and Dispute Resolution:  The agreement is governed by Brazilian law.  Any dispute under the agreement is to be resolved through arbitration in Brazil.

Portugal Telecom will provide a copy of the Portuguese language agreement to the Staff of the Securities and Exchange Commission upon request.